Exhibit 12.1

Breitburn Energy Partners LP

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Year Ended December 31,							Nine Months Ended
	2009	2010		2011		2012	2013	September 30, 2014

Earnings Available for Fixed Charges
Pre-tax income (loss) before income from equity investees	$(108,940)	$33,847		$111,050		$(41,409)	$(43,287)	$16,542
Add:
Fixed charges	32,966	36,855		43,538		67,990	88,766	92,076
Amortization of capitalized interest	-	39		24		27	52	52
Distributed income of equity investments	1,424	1,181		841		1,179	466	89
Less:
Capitalized interest	-	270		77		54	128	238
Preferred unit distributions	-	-		-		-	-	5,225
Total earnings available for fixed charges	$(74,550)	$71,651		$155,376		$27,732	$45,869	$103,295

Fixed Charges
Interest and other financing costs (a)	$31,942	$35,909		$42,499		$66,729	$87,195	$90,598
Estimated interest within rental expense	1,024	946		1,039		1,261	1,571	1,478
Total fixed charges	$32,966	$36,855		$43,538		$67,990	$88,766	$92,076

Ratio of Earnings to Fixed Charges	-	1.9	x	3.6	x	-	-	1.1	x
Insufficient Coverage	$(107,516)	-		-		$(40,257)	$(42,897)	$-

(a) Reflects interest costs before capitalization of interest and includes settlements paid on interest rate swaps.